SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___ )*

Holly Brothers Pictures, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

435736 103
(CUSIP Number)

Brent Willson
c/o Holly Brothers Pictures, Inc.
462 Stevens Ave, #310
Solana Beach, CA 92075
Phone: 858-987-4910
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 435736 103	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Brent Willson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 750,000 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 435736 103	13D	Page 3 of 6 Pages

Item 1.

Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Holly Brothers Pictures, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 462 Stevens Ave, #310, Solana Beach, CA 92075.

Item 2.

Identity and Background.

a.

Brent Willson

b.

Brent Willson’s business address is 462 Stevens Ave, #310, Solana Beach, CA 92075.

c.

Brent Willson is the President and Chief Executive Officer of the Issuer.

d.

During the last five years, Brent Willson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the last five years, Brent Willson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

f.

Brent Willson is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

On January 29, 2018, the Issuer entered into an at-will employment agreement, which was subsequently amended, with Colonel Brent Willson USMC Retired pursuant to which Col Willson agreed to serve as Chief Executive Officer and President of the Issuer commencing on such date. Contemporaneous with Col Willson’s execution of the agreement, Col Willson purchased from the Issuer 750,000 shares of Issuer common stock at a purchase price of $0.001 per share; provided that if Col. Willson’s employment with the Issuer is terminated the Issuer has the right to repurchase from Col. Willson, at a purchase price of $0.05 per share, such number of purchased shares as is equal to 750,000 multiplied by “X” divided by 36, where “X” equals 36 minus the number of whole months Col Willson has provided services to the Issuer; provided further that if the Issuer terminates Col Willson for “cause” all purchased shares may be repurchased by the Issuer for the initial purchase price paid by the Issuer.

Item 4.

Purpose of Transaction.

The original acquisition of securities of the Issuer by the Reporting Person was for investment purposes. Subject to, among other things, the Issuer’s business prospects, prevailing prices, market conditions, and the terms and conditions of the employment agreement described in Item 3 above, the Reporting Person may purchase or dispose of additional shares of common stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise.

CUSIP No. 435736 103	13D	Page 4 of 6 Pages

On February 20, 2018, the Issuer filed a preliminary information statement (the “Information Statement”) with the Securities and Exchange Commission pursuant to which the majority stockholders of the Issuer, of which the Reporting Person is one, approved the following actions by written consent in lieu of a meeting, in accordance with Nevada law: (i) to amend the Issuer’s articles of incorporation (the “Articles of Incorporation”) to change the name of the Issuer from Holly Brothers Pictures, Inc. to Power Blockchain, Inc. (the “Name Change”); (ii) to amend the Issuer’s Articles of Incorporation to authorize for future issuances undesignated or “blank check” preferred stock (the “Preferred Stock Authorization”); (iii) to amend the Issuer’s Articles of Incorporation to add customary indemnification and elimination of personal liability provisions for the Issuer’s directors, officers and certain other parties for whom such indemnification and elimination of personal liability is typically provided for by corporations organized under Nevada law (the “Indemnification Authorization”); (iv) the adoption of the Issuer’s amended and restated articles of incorporation, which makes no material changes to the existing Articles of Incorporation, other than incorporating the amendments described above; and (v) to approve adoption of the Issuer’s new 2018 Stock Plan (“2018 Stock Plan”) providing for a total of 1,000,000 authorized shares of common stock to be issued under the 2018 Stock Plan (the “Adoption of 2018 Stock Plan”).  Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended, the actions described will not be implemented until a date at least 20 days after the date on which the definitive Information Statement has been mailed to the stockholders.

Except as set forth in this Schedule 13D, the Reporting Person has no current plans or proposals which would relate or result in any of the matters set forth below:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 435736 103	13D	Page 5 of 6 Pages

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of Issuer.

(a)

Brent Willson’s total beneficial ownership amounts to 750,000 shares of Common Stock, constituting 62.3% of the outstanding shares of Common Stock of the Issuer.

(b)

Brent Willson holds sole investment and sole voting power over the 750,000 shares of Issuer Common Stock.

(c)

Except as set forth in Item 3, during the last sixty days, the Reporting Person has not effected any transactions in the Common Stock of the Issuer.

(d)

Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3 that is incorporated by reference herein.

Item 7.

Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Employment Agreement between Holly Brothers Pictures, Inc. and Brent Willson dated January 29, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer Form 8-K filed February 2, 2018

CUSIP No. 435736 103	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2018

/s/ Brent Willson

Brent Willson